April 14, 2026

J. Lindsey Alley
Chief Financial Officer
Houlihan Lokey, Inc.
10250 Constellation Blvd.
5th Floor
Los Angeles, California 90067

        Re: Houlihan Lokey, Inc.
            Form 10-K for the Fiscal Year Ended March 31, 2025
            File No. 001-37537
Dear J. Lindsey Alley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance